2nd Quarter 2025 Financial Results & Corporate Update August 4th, 2025 Exhibit 99.2

2 This Slide Presentation Includes Forward-Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand, including changes to the ordering environment and expected regulatory recommendations to adapt vaccines to address new variants or sublineages; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with BMS; BioNTech’s planned acquisition of CureVac; the development, nature and feasibility of sustainable vaccine production and supply solutions; the deployment of AI across BioNTech’s preclinical and clinical operations; BioNTech's expectations with respect to tariff policy; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; BioNTech's expectations regarding upcoming payments relating to litigation settlements; BioNTech's expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit / (loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward- looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations regarding its COVID-19 vaccine with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID- 19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s and its counterparties’ ability to manage and source necessary energy resources; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of COVID-19 on BioNTech’s development programs, supply chain, collaborators and financial performance; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and market BioNTech’s COVID-19 vaccine and, if approved, its product candidates; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Report on Form 6-K for the period ended June 30, 2025, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. An abbreviation directory of defined terms can be found at the end of the presentation.

Strategic Outlook Ryan Richardson, Chief Strategy Officer 3 Financial Update Ramón Zapata, Chief Financial Officer 4 Oncology Pipeline Update Özlem Türeci, Co-founder & Chief Medical Officer2 2nd Quarter 2025 Update Ugur Sahin, Co-founder & Chief Executive Officer1

1 2nd Quarter 2025 Update Ugur Sahin, Co-founder & Chief Executive Officer

Building a Global Immunotherapy Powerhouse Translating Science into Survival

Our Priorities are Our Novel mRNA Cancer Immunotherapies and Our Next-Generation IO-Backbone

Novel mRNA cancer immunotherapies

FixVac & iNeST[1]

Next-generation of personalized cancer therapy targeting tumor associated antigens and cancer mutations

Our next-generation IO-backbone

PD-L1/VEGF-A antibody BNT327[2]

Potential to become the next-generation IO-backbone

Clinical-stage candidates for combination therapy

- IO molecules
- mRNA immunotherapies
- ADCs

Resected cancers (adjuvant) → Neoadjuvant, 1L advanced/metastatic → Late stage, refractory cancers

Partnered with: 1. Genentech, a member of the Roche Group; 2. Bristol Myers Squibb.

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BIONTECH

Q2 2025+ Progress Towards Our Strategic Goals

Execution in oncology

BNT327[1]	• Progressing broad pan-tumor development plan spearheaded by Phase 3 trials in lung and breast cancer • Announced global strategic partnership with BMS to co-develop and co-commercialize BNT327[1] • Achieved FPD in trials evaluating the combination with HER2 ADC BNT323/DB-1303[2] and B7-H3 ADC BNT324/DB-1311[2]
mRNA cancer immunotherapies	• Announced planned strategic transaction to acquire CureVac in public exchange offer • Achieved FPD in cohort evaluating BNT116 in combination with B7-H3 ADC BNT324/DB-1311[2]

COVID-19 leadership

COMIRNATY	• Preparing for global commercial roll-out of new variant-adapted COVID-19 vaccine[3]

Additional corporate updates

Strategic R&D partnership	• Expanded partnership with UK Government to broaden regional R&D activities with plans to invest up to £1 bn over the next decade
Financials	• Strong balance sheet with ~€16.0 bn total cash and cash equivalents plus security investments[4]

Partnered with 1. Bristol Myers Squibb; 2. DualityBio; 3. Pfizer, pending approvals from the relevant health authorities; 4. Cash and cash equivalents plus security investments as of June 30, 2025, reached €15,989.3 million, comprising €10,269.5 million in cash and cash equivalents, €3,363.8 million in current security investments and €2,356.0 million in non-current security investments.

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BIONTECH

8 BioNTech and BMS Enter Landmark Strategic Collaboration to Advance BNT3271 Potential to transform standard of care and establish new IO backbone treatment option for patients with high unmet medical needs Maximizing potential of next-generation immunomodulator BNT3271 with global co-development and co-commercialization partnership • Bispecific antibody targeting PD-L1 and VEGF-A • Over 1,200 patients treated in clinical trials across multiple tumor types • Broad development ongoing in 10+ indications, including initial registrational trials Anti-VEGF-A Anti-PD-L1 VHH 1. Partnered with Bristol Myers Squibb.

9 Harnessing Complementary Expertise to Maximize BNT3271 Potential 1. Partnered with Bristol Myers Squibb. Patient-centric scientific excellence United in oncology combination strategy Operational execution & speed to market Manufacturing scalability Commercial presence ➢ Unique pipeline enabling multiple potential BNT3271 combinations for solid tumors (e.g., ADCs, mRNA) ➢ BNT3271: Studied in 10+ indications, 20+ trials, 3 ongoing or planned global registrational trials ➢ Building global commercial capabilities including U.S. and non-U.S. key markets ➢ Global clinical development expertise in novel and combination therapies; 3 approved IO assets ➢ 30+ U.S. FDA approvals since 2015; 20+ potential NMEs in oncology pipeline ➢ Top-tier, global market leader with preeminent commercial capabilities and infrastructure

2 Oncology Pipeline Update Özlem Türeci, Co-founder & Chief Medical Officer

Advancing Towards Commercial Stage in Oncology Partnered with: 1. Bristol Myers Squibb; 2. DualityBio 11 BNT3271 BNT323/DB-13032 mRNA Cancer Immunotherapies Aim to accelerate and expand BNT3271 development with strategic BMS collaboration mRNA cancer immunotherapy data expected in late 2025 or early 2026 Advance BNT323/DB-13032 towards BLA submission in EC and BC

BNT3271 Synergistic Targeting of PD-L1 and VEGF Local neutralization of angiogenic and immunosuppressive VEGF-A effects NSCLC IHC2 Bispecific MOA 1. Partnered with Bristol Myers Squibb; 2. IHC data: Human Protein Atlas VEGF-A PD-L1 Targeting the TME and blockade of PD-1/PD-L1 signaling Anti-VEGF-A (Fab) Anti-PD-L1 (VHH) VEGF-A dimer in the TME PD-L1 ligand on tumor cells Tumor microenvironment (TME) BNT327 VEGF-A dimer in the TME Anti-VEGF-A (Fab) Anti-PD-L1 (VHH) PD-L1 ligand on tumor cells 12

13 Partnered with: 1. Bristol Myers Squibb Accelerating and Broadening BNT3271 Global Clinical Development Exploring the potential of BNT3271 in three waves of focused development 3 Broaden2 Combine1 Establish BNT3271 + ADC: Explore expansion to novel combinations with ADCs in high unmet need indications BNT3271 + novel assets: Broaden to further indications • Two Phase 2 dose optimization trials ongoing in TNBC and SCLC with data in 2025 • Phase 3 trial ongoing in SCLC (ROSETTA Lung-01) • Phase 2/3 trial ongoing in NSCLC (ROSETTA Lung-02) • Phase 3 trial planned in TNBC (ROSETTA Breast-01) • Three Phase 1/2 and one Phase 2 combination trials with three novel ADCs ongoing • Phase 1/2 combination trial with a fourth novel ADC planned BNT3271 + chemo: Establish in combination with chemo in key indications with fast-to-market potential

Establish: BNT327[1] Combined With Chemotherapy Indicated Encouraging Efficacy in 1L **ES-SCLC** in Phase 2 Study

Unmet medical need remains high for patients with ES-SCLC

Patients with ES-SCLC[2] have a 5-year survival rate of 3%

Phase 2 Study (NCT05844150): Emerging efficacy profile
Ying Cheng et al. presented at ELCC 2025

ITT population (n=48)	
Confirmed ORR (95% CI)	**85.4 %** (72.2, 93.9)
Median PFS (95% CI)	**6.9 months** (4.34, 8.21)
Median OS (95% CI) OS events, n (%)	**16.8 months** (14.3, --) 17 (35.4)
12-month OS rate (95% CI)	**72.7 %** (57.6, 83.1)

A manageable **safety profile** was observed, with no new safety signals beyond those typically described for chemotherapy agents and anti-PD-(L)1 and anti-VEGF monotherapies.

Global Phase 3 study ongoing (ROSETTA Lung-01)

Benchmark[3] comparator data (IMpower133)
L. Horn et al., New England Journal of Medicine, 2018

	1L ES-SCLC
Benchmark regimen	Atezo + Chemo
ORR	60%
Median PFS	5.2 months
Median OS	12.3 months

The above data are not based on a head-to-head study comparing BioNTech's investigational products with other products/candidates - no conclusions can be drawn.[4]

We believe BNT327 has the potential to become a new first-line treatment option for patients with ES-SCLC[3]

1. Partnered with: 1. Bristol Myers Squibb; 2. Incidence from: SEER data for diagnosed SCLC incidence in U.S.; Cancer Research UK; Zentrum für Krebsregisterdaten; Sante Publique; AIOM; EPDATA. 3. Benchmark study: IMpower133 as reported in L. Horn et al., New England Journal of Medicine, 2018 4. The above information is not based on head-to-head trials between BioNTech's investigational candidates and other products or product candidates. Furthermore, definitive conclusions cannot be drawn from cross-trial comparisons or anticipated data, as they may be confounded by various factors, and should be interpreted with caution.

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Establish: BNT3271 Monotherapy Efficacy in 1L NSCLC 15 1. Partnered with Bristol Myers Squibb; 2. Reck, M. et al., New England Journal of Medicine, 2016. Phase 1b/2a (NCT05918445): cohort 1, 1L NSCLC (EGFR & ALK WT) Wu, C. et al. presented at ASCO 2024. Poster #8533. 1L NSCLC mono treatment (cohort 1, n=17): ORR 47%, DCR 100%, mPFS 13.6 months Comparable ORR in PD-L1 1–49% (n=9) and PD-L1 ≥50% (n=8) Waterfall/spider plots and Kaplan-Meier curves (PFS) PD-L1 ≥50% PD-L1 1–49% SD PR 60 40 20 0 −20 −40 −60 −80 B e s t c h a n g e f ro m b a s e lin e ( % ) 0 50 SD PD PR On Treatment 30 10 −10 −30 −50 −70 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 C h a n g e f ro m b a s e lin e ( % ) Months Data Cut of Date: 2024-03-15 Indication Benchmark regimen ORR mPFS mOS Benchmark study 1L NSCLC (PD-L1 > 50%) Pembro monotherapy 45% 7.7 mo 26.3 mo KEYNOTE-0242 Global Phase 2/3 study ongoing (ROSETTA Lung-02)

Establish: BNT327[1] Combined With Chemotherapy Indicated Encouraging Efficacy in 1L **TNBC** Irrespective of PD-L1 Status in Phase 1/2 Study

Unmet medical need remains high for patients with TNBC

Patients with Stage IV TNBC[2] have a 5-year survival rate of 10%

Global Phase 3 planned for 2025 (ROSETTA Breast-01)

Phase 1/2 Study (NCT05918133): Interim overall survival
Jiong Wu et al. presented at SABCS 2024

ITT population (n=42)	
Confirmed ORR (95% CI)	**73.8 %** (58.0, 86.1)
Median PFS (95% CI)	**13.5 months** (9.4, 19.3)
12-month OS rate (95% CI)	**80.8 %** (65.3, 89.9)
18-month OS rate (95% CI)	**69.7 %** (52.7, 81.6)

A manageable **safety profile** was observed, with no new safety signals beyond those typically described for nab-paclitaxel and anti-PD-1/PD-L1 and anti-VEGF monotherapies.

Benchmark[3] comparator data by PD-L1 expression level (Keynote-355)
Cortes, J. et al., New England Journal of Medicine, 2022

	1L TNBC (CPS <10)[5,6]	1L TNBC (CPS ≥ 10)
Benchmark regimen	Chemo	Pembro + Chemo
ORR	35 %	53 %
Median PFS	5.7 months	9.7 months
Median OS	15.2 months	23.0 months

The above data are not based on a head-to-head study comparing BioNTech's investigational products with other products/candidates - no conclusions can be drawn.[4]

We believe BNT327 has the potential to become a first-line treatment option for patients with TNBC[3], including those currently not addressed by existing IO therapies

1. Partnered with Bristol Myers Squibb; 2. Incidence from SEER (U.S.); Zentrum für Krebsregisterdaten (DE); Globocan (ES); Sante Publique (FR); AIOM (IT); Cancer Research UK . 3 Benchmark study: KEYNOTE-355 as reported in Cortes, J, et al. New England Journal of Medicine, 2022. 4. The above information is not based on head-to-head trials between BioNTech's investigational candidates and other products or product candidates. Furthermore, definitive conclusions cannot be drawn from cross-trial comparisons or anticipated data, as they may be confounded by various factors, and should be interpreted with caution. 5. Obtained from subgroup analysis. 6. mPFS for CPS < 10 subgroup from Cortes, J. et al. Lancet, 2020.

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BIONTECH

Accelerating and Broadening BNT327[1] Global Clinical Development

Exploring the potential of BNT327[1] in three waves of focused development

1 Establish

Ongoing
- Phase 2 in TNBC
- Phase 2 in SCLC
- Phase 3 in SCLC (ROSETTA Lung-01)
- Phase 2/3 in NSCLC (ROSETTA Lung-02)

Planned
- Phase 3 in TNBC (ROSETTA Breast-01) for 2025

2 Combine

Ongoing
- Phase 1/2 with BNT325/DB-1305[2] (TROP2) in solid tumors
- Phase 1/2 with BNT323/DB-1303[2] (HER2) in advanced breast cancer
- Phase 1/2 with BNT324/DB-1311[2] (B7-H3) in advanced lung cancer
- Phase 2 with BNT324/DB-1311[2] (B7-H3) in advanced solid tumors

Planned
- Phase 1/2 with BNT326/YL202[3] (HER3)

3 Broaden

Diverse portfolio of clinical oncology assets in-house
- Combine with novel IO bispecifics
- Combine with novel ADCs
- Evaluate additional indications in partnership with BMS

BNT327[1] + novel assets: Broaden to further indications

BNT327[1] + ADC: Explore expansion to novel/novel combinations with ADCs in high unmet need indications

BNT327[1] + chemo: Establish in combination with chemo in key indications with fast-to-market potential

Partnered with: 1. Bristol Myers Squibb; 2. DualityBio; 3. MediLink.

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BIONTECH

Preliminary data combining BNT3271 with BNT325/DB-13052 showed a manageable safety profile with few overlapping toxicities and signs of clinical activity 18 1. Partnered with: 1. Bristol Myers Squibb; 2.Duality. Combine: BNT3271 with Novel ADCs in High Unmet Need Indications 20% 0 –20 –40 –60 –80 –100B e s t c h a n g e f ro m b a s e li n e i n s u m o f ta rg e t le s io n d ia m e te rs ( % ) –30% 20 40 Three Phase 1/2 and one Phase 2 combination trials with three novel ADCs ongoing Combination with an additional novel ADC planned to start in 2025 Phase 1/2 (NCT05438329): BNT3271 combined with TROP2 ADC BNT325/DB-13052 in 2L–4L PROC Erika Hamilton et al. Presented at AACR 2025. Poster: 648 / 14 Waterfall plot for PROC from dose expansion cohort in 2-4L PROC (N=13)TRAEs occurring in ≥10% of patients receiving BNT325 + BNT3271 Q3W (N=67)

Accelerating and Broadening BNT327[1] Global Clinical Development

Exploring the potential of BNT327[1] in three waves of focused development

1 Establish

Ongoing
- Phase 2 in TNBC
- Phase 2 in SCLC
- Phase 3 in SCLC (ROSETTA Lung-01)
- Phase 2/3 in NSCLC (ROSETTA Lung-02)

Planned
- Phase 3 in TNBC (ROSETTA Breast-01) for 2025

2 Combine

Ongoing
- Phase 1/2 with BNT325/DB-1305[2] (TROP2) in solid tumors
- Phase 1/2 with BNT323/DB-1303[2] (HER2) in advanced breast cancer
- Phase 1/2 with BNT324/DB-1311[2] (B7-H3) in advanced lung cancer
- Phase 2 with BNT324/DB-1311[2] (B7-H3) in advanced solid tumors

Planned
- Phase 1/2 with BNT326/YL202[3] (HER3)

3 Broaden

Diverse portfolio of clinical oncology assets in-house
- Combine with novel IO bispecifics
- Combine with novel ADCs
- Evaluate additional indications in partnership with BMS

Ongoing
- Phase 1/2 trial ongoing in China to evaluate BNT327[1] combination with TIGIT x PVRIG bsAb BNT321[4] in HCC

Planned
- Phase 1/2 trial to evaluate BNT327[1] combination with IO bispecific BNT314/GEN1059[5] and/or chemotherapy in CRC is expected to start in 2025

BNT327[1] + novel assets: Broaden to further indications

Partnered with: 1. Bristol Myers Squibb; 2. DualityBio; 3. MediLink; 4. In collaboration with Regeneron; 5. Genmab

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BIONTECH

Leveraging Our Leadership in mRNA to Fully Exploit Cancer Immunotherapy Target Space with Two Approaches

mRNA-lipoplex platform

iNeST[1]

Neoantigens

Individualized therapy

individualized **Ne**oantigen-**S**pecific immuno**t**herapy

Described in ***Sahin et al., Nature 2017***

Individual patient samples (blood and tissue)

Mapping of mutations

Artificial intelligence-driven neoantigen prediction

On-demand tailored RNA manufacturing

Individualized immuno-therapy

Described in ***Castle et al., Cancer Res 2011***

Fixed Antigen **Vac**cine

FixVac

Multiple shared antigens

Off-the-shelf therapy

ANTIGEN 1

ANTIGEN 2

ANTIGEN 3

ANTIGEN 4

Fixed combination of shared tumor antigens[2]

Multi-antigen approach tailored to each indication

Strong vaccine-induced, poly-epitope *ex vivo* CD8+ T-cell responses across different cancer types[3]



10.3%

Mutant Neoantigen
TNBC, BNT114
TNBC-MERIT trial

MAGE-A3
Melanoma, BNT111,
Lipo-MERIT trial



2.1%

NY-ESO-1
Melanoma , BNT111,
Lipo-MERIT trial



10.1%



5%

HPV16-E7
Head & Neck Cancer
BNT113, HARE40 trial

1 Partnered with Genentech, a member of the Roche Group. 2 Antigens vary across programs; 3. T-cell responses analyzed by *ex vivo* multimer staining analysis in blood.

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BIONTECH

Clinical Trial Execution Across iNeST and FixVac Portfolios

Individualized immunotherapy: iNeST					FixVac		
Autogene cevumeran (BNT122/RO7198457)[1]					BNT111[2]	BNT113	BNT116
Adjuvant			1L	R/R	R/R	1L	Multiple settings
MIUC Phase 2	CRC Phase 2	PDAC Phase 2	Melanoma Phase 2	Solid tumors Phase 1	Melanoma Phase 2	HPV16+ HNSCC Phase 2/3	NSCLC Phase 1 & 2
+ Nivolumab	Monotherapy	+ Atezolizumab + mFOLFIRINOX	+ Pembrolizumab	+ Atezolizumab	+ Cemiplimab	+ Pembrolizumab	Monotherapy, + Cemiplimab or CTx or aCTLA4
Voluntary temporary hold	Recruitment ongoing Data presented from epi sub-study at **ASCO 2024** and from biomarker sub-study at **ESMO-GI 2024**	Recruitment ongoing Data from Phase 1 trial published in 2023 (Rojas et al., **Nature**) Follow up data published in February 2025 (Sethna et al., **Nature**)	Trial completed (N=125) Primary endpoint (significant PFS improvement) not met. Numerical OS benefit trend observed. Data to be presented at **ESMO 2025**	Trial completed Data published (Lopez et al., **Nature Medicine 2025**)	Enrollment completed (N=184) **Positive topline data** announced in 2024 Data to be presented at **ESMO 2025**	Recruitment ongoing Trial updated to Phase 2/3	Recruitment ongoing in Ph 2 in 1L NSCLC[2] Data presented at **AACR 2025** Data to be presented at **WCLC 2025**

1. Partnered with Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

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3 Financial Update Ramón Zapata, Chief Financial Officer

Q2 and H1 Financial Results 23 1. Numbers have been rounded; numbers presented may not add up precisely to the totals and may have been adjusted in the table. Presentation of the consolidated statements of profit or loss has been condensed. More information can be found in BioNTech’s Report on Form 6-K for the three and six months ended June 30, 2025, filed today with the U.S. SEC. and available at https://www.sec.gov/; 2. Cash and cash equivalents plus security investments as of June 30, 2025, reached €15,989.3 million, comprising €10,269.5 million in cash and cash equivalents, €3,363.8 million in current security investments and €2,356.0 million in non-current security investments. (in millions €, except per share data)1 Three months ended June 30, Six months ended June 30, 2025 2024 2025 2024 Revenues 261 129 444 316 Cost of Sales (76) (60) (160) (119) Research and Development Expenses (509) (585) (1,035) (1,092) Sales and Marketing Expenses (19.7) (12.9) (33.4) (28.5) General and Administrative Expenses (117.7) (170.9) (224.6) (287.9) Other Operating Result (39) (267) (26) (261) Operating Loss (501) (966) (1,035) (1,473) Finance Result 98 (160) 187 335 Income Taxes 16 (2) 46 15 Net Loss (387) (808) (802) (1,123) Basic and Diluted Loss per Share (1.60) (3.36) (3.33) (4.67) Balance Sheet as of June 30, 2025 – Cash and cash equivalents plus security investments2 €16.0 bn

BMS Partnership Aims to Strengthen Cash Position and P&L for Multiple Years1 24 1. These statements, including the anticipated timing of certain events, are based on BioNTech’s current expectations regarding the BMS collaboration and are subject to the successful co-development, approval and co-commercialization of BNT327. These statements are also based in part on assumptions and judgments that the Company has made, which may be subject to significant uncertainties. Although the Company’s approach to revenue recognition is based on facts and circumstances known to the Company and various other assumptions that the Company believes to be reasonable under the circumstances, the revenue assessment is ongoing, and its actual results may deviate from its current expectations. 2. Majority of milestone payments expected to be triggered upon approvals and during commercialization. 3. Revenue of initially constrained milestone payments may be recognized at the point of satisfaction or over time, including catch-up effects for prior periods as applicable. More information can be found in BioNTech’s Report on Form 6-K for the three and six months ended June 30, 2025, filed today, and in BioNTech’s Report on Form 20-F for the year ended December 31, 2024 filed on March 10, 2025, both of which are available at www.sec.gov. Payment Anticipated Cash Effect Anticipated Revenue Effect Upfront Cash Payment $1.5 bn Q3 2025 Revenue recognition over the development phase Non-Contingent Anniversary Cash Payments $2.0 bn 2026 - 2028 Revenue recognition over the development phase Development, Regulatory & Commercial Milestone Cash Payments2 up to $7.6 bn Cash payments would align to milestone timing Revenue recognition following milestone achievement3 Global profits and losses will be equally shared between BioNTech and BMS BioNTech and BMS will share joint development and manufacturing costs of BNT327 on a 50:50 basis subject to certain exceptions

2025 Financial Year Guidance Reaffirmed[1]

		FY 2025 Guidance
Planned FY 2025 revenues	Revenues	**€1,700 – €2,200 m**
Planned FY 2025 expenses and capex	R&D expenses	**€2,600 – €2,800 m**
	SG&A expenses	**€650 – €750 m**
	Capital expenditure for operating activities	**€250 – €350 m**

Guidance considerations

Relatively stable pricing and market share as compared to 2024. Revenue phasing expected to be primarily concentrated in the last 3-4 months, driving the full year revenue figure. However, current and potential further developments in law, public policy, international trade, and public sentiment as they continue to evolve could further negatively impact our anticipated COVID-19 vaccine revenues and expenses.

Inventory write-downs and other charges are estimated to be ~15% of BioNTech's share of gross profit from COVID-19 vaccines sales in Pfizer's territory.

Anticipated revenues from a pandemic preparedness contract with the German government, from collaborations and from the BioNTech Group service businesses.

1. Excludes external risks that are not yet known and/or quantifiable, including, but not limited to, the effects of ongoing and/or future legal disputes and related activities, as well as certain potential one-time effects and charges related to portfolio prioritization. It includes effects identified from licensing arrangements, collaborations and M&A transactions to the extent disclosed and completed and may be subject to update. It excludes the effect of the announced transaction to acquire CureVac, which is ongoing. The Company does not expect to report a positive net income figure for the 2025 financial year. These statements are also based in part on assumptions and judgments that the Company has made, which may be subject to significant uncertainties. Although the Company's approach to revenue recognition is based on facts and circumstances known to the Company and various other assumptions that the Company believes to be reasonable under the circumstances, the revenue assessment is ongoing, and its actual results may deviate from its current expectations.

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BIONTECH

4 Strategic Outlook Ryan Richardson, Chief Strategy Officer

Strategic Priority Areas in 2025

mRNA cancer immunotherapy

- Expect first randomized data in the adjuvant setting (CRC) in late 2025 or early 2026
- Continue to execute 6 ongoing Phase 2 trials and first novel combination trials

BNT327 PD-L1xVEGF bispecific[2]

- Maximizing potential with global co-development and co-commercialization partnership with BMS
- Generate first BNT327[2]+ ADC combination datasets

Oncology commercial readiness

- Advance BNT323/DB-1303[1] towards BLA submission
- Continue to build targeted AI-enabled commercialization team in key markets

COVID-19 vaccine[3]

- Maintain global COVID-19 vaccine market leadership
- Advance next-gen and combination vaccine programs

Partnered with: 1. DualityBio; 2. Bristol Myers Squibb; 3. Pfizer.

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Save the date Innovation Series: AI Day October 1, 2025 London, UK Innovation Series R&D Day November 11, 2025 New York, NY U.S.

Thank you

Appendix

Selected Pipeline Milestones in 2025 and Beyond Demonstrate Continued Progress Across Priority Programs

	Program	Indication	2025+ Milestone
Next-generation immunomodulator	BNT327[1]	1L/2L SCLC	Global Phase 2 dose optimization data
		1L/2L TNBC	Global Phase 2 dose optimization data
mRNA cancer immunotherapy	Autogene cevumeran (BNT122 / RO7198457)[2]	ctDNA+ adj. CRC	Phase 2 data
	BNT111[3]	2L+ melanoma	Phase 2 data
Targeted therapy	BNT323/DB-1303[4]	2L+ HER2 EC	Phase 2 data[5]
			Regulatory submission

Partnered with: 1. Bristol Myers Squibb; 2. Genentech, a member of the Roche Group; 3. In collaboration with Regeneron. 4. DualityBio; 5. We plan to share these data at a medical conference in 2026.

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BioNTech's Oncology Pipeline – Phase 2 and Phase 3 Clinical Trials

Phase 2

- **Autogene cevumeran (BNT122/RO7198457)**[1]
  Adj. ctDNA+ stage II or III CRC
- **Autogene cevumeran (BNT122/RO7198457)**[1]
  Adj. PDAC, + atezolizumab + mFOLFIRINOX
- **Autogene cevumeran (BNT122/RO7198457)**[1]
  Adj. MIUC, + nivolumab
- **BNT111**[6]
  aPD-(L)1-R/R melanoma, + cemiplimab
- **BNT116**[6]
  1L adv. PD-L1 ≥ 50% NSCLC, + cemiplimab
- **BNT323/DB-1303**[5] **(trastuzumab pamirtecan) (HER2),** multiple solid tumors
- **BNT316/ONC-392 (gotistobart)**[4]
  PROC, + pembrolizumab
- **BNT327 or BNT325/DB-1305 + BNT324/DB-1311**[6] **combination**
  Multiple solid tumors
- **BNT327** (PD-L1 x VEGF-A)
  2L NSCLC, + CTx
- **BNT327** (PD-L1 x VEGF-A)
  1L/2L+ (ES-)SCLC, + CTx
- **BNT327** (PD-L1 x VEGF-A)
  1L/2L met. TNBC, + CTx
- **BNT327** (PD-L1 x VEGF-A)
  2L ES-SCLC, + CTx[7]
- **BNT327** (PD-L1 x VEGF-A)
  1L ES-SCLC + CTx[7]
- **BNT327** (PD-L1 x VEGF-A)
  EGFR TKI experienced, EGFRm NSCLC, + CTx[7]
- **BNT327** (PD-L1 x VEGF-A)
  1L MPM, + CTx[7]
- **BNT327** (PD-L1 x VEGF-A)
  1L HCC + CTx[7]
- **BNT327** (PD-L1 x VEGF-A)
  2L NEN, + CTx[7]

Phase 3

- **BNT113**
  1L rel./met. HPV16+ PD-L-1+ HNC, + pembrolizumab
- **BNT327** (PD-L1 x VEGF-A)
  1L SCLC, + CTx
- **BNT327** (PD-L1 x VEGF-A)
  1L NSCLC, + CTx
- **BNT327** (PD-L1 x VEGF-A)
  1L TNBC, + CTx — PLANNED
- **BNT327** (PD-L1 x VEGF-A)
  2L SCLC, + CTx[7]
- **BNT327** (PD-L1 x VEGF-A)
  1L TNBC, + CTx[7]
- **BNT316/ONC-392 (gotistobart)**[4] (CTLA-4)
  aPD-1/PD-L1 experienced squamous NSCLC
- **BNT323/DB-1303**[5] **(trastuzumab pamirtecan)**
  (HER2) HR+/HER2-low met. breast cancer
- **BNT323/DB-1303**[5] **(trastuzumab pamirtecan)**
  (HER2) HER2+ endometrial cancer — PLANNED

Legend: mRNA immunotherapy | Next generation IO | Targeted therapy

Partnered with: 1. Genentech, member of Roche Group; 2. Genmab; 3. MediLink Therapeutics; 4. OncoC4; 5. DualityBio. 6. In collaboration with Regeneron; 7. Trial ongoing in China only.

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BioNTech's Oncology Pipeline – Phase 1 and Phase 1/2 Clinical Trials

Phase 1

Autogene cevumeran (BNT122/RO7198457)[1]
Multiple solid tumors

BNT116
Adv. NSCLC

BNT152 + BNT153 (IL-7, IL-2)
Multiple solid tumors

BNT314/GEN1059[2] (EpCAMx4-1BB)
Multiple solid tumors

BNT317
Multiple solid tumors

BNT326/YL202[4] (HER3)
Multiple solid tumors

BNT211 (CLDN6)
Multiple solid tumors

Phase 1/2

BNT312/GEN1042[2] (CD40x4-1BB)
Multiple solid tumors

BNT316/ONC-392 (gotistobart)[5] (CTLA-4)
mCRPC, + radiotherapy

BNT316/ONC-392 (gotistobart)[5] (CTLA-4)
Multiple solid tumors

BNT324/DB-1311[6] (B7-H3)
Multiple solid tumors

BNT325/DB-1305[6] (TROP2)
Multiple solid tumors

BNT327 (PD-L1 x VEGF-A)
1L TNBC[7]

BNT327 (PD-L1 x VEGF-A)
Multiple solid tumors[7]

BNT327 + BNT321[3] combination
1L HCC[7]

BNT327 + BNT323/DB-1303[6] (trastuzumab pamirtecan) combination
Adv. or metastatic breast cancer

BNT327 + BNT324/DB-1311[6] combination
Adv. or metastatic NSCLC or SCLC

BNT327 + BNT325/DB-1305[6] combination
Multiple solid tumors

BNT327 + BNT326/YL202[4] combination
Multiple solid tumors
PLANNED

BNT327 + BNT314/GEN1059[2] combination
Advanced CRC
PLANNED

mRNA immunotherapy | Next generation IO | Targeted therapy

Partnered with: 1. Genentech, member of Roche Group; 2. Genmab; 3. In collaboration with Regeneron; 4. MediLink Therapeutics; 5. OncoC4; 6. DualityBio. 7. Trial ongoing in China only.

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Abbreviation Directory

n L	*nth* line	FixVac	Fixed Antigen Vaccine	PDAC	Pancreatic ductal adenocarcinoma
AACR	American Association for Cancer Research	FPD	First patient dosed	PD-(L)1	Programmed cell death protein (ligand) 1
ADC	Antibody-drug conjugate	HCC	Hepatocellular carcinoma	PFS	Progression-free survival
adj.	Adjuvant	HER2 (or 3)	Human epidermal growth factor receptor 2 (or 3)	PFS	Prefilled Syringes
AI	Artificial intelligence	HNSCC	Head and neck squamous cell carcinoma	PR	Partial response
AIOM	Associazione Italiana di Oncologia Medica	HPV	Human papilloma virus	PROC	Platinum-resistant ovarian cancer
ALK	Anaplastic large-cell lymphoma kinase	HR	Hormone receptor	PVRIG	Poliovirus receptor-related immunoglobulin
AST	Aspartate aminotransferase	IHC	Immunohistochemistry	QxW	Every x week(s)
ASCO	American Society of Clinical Oncology	IL-x	Interleukin x	R&D	Research and development
B7-H3	Also known as CD276	iNeST	Individualized NeoAntigen-Specific Therapy	R/R	Relapsed/refractory
BC	Breast cancer	IO	Immuno-oncology	SABCS	San Antonio Breast Cancer Symposium
BLA	Biologics License Applications	ITT	Intention to treat	(ES)SCLC	(Extensive stage) small cell lung cancer
bsAb	Bispecific antibody	M&A	Merger and acquisitions	SD	Stable disease
CD-x	Cluster of differentiation	MAGE-A3	Melanoma antigen A3	SDV	Single dose vial
CI	Confidence interval	MDV	Multi dose vial	SEC	U.S. Securities and Exchange Commission
CLDN6	Claudin 6	met	Metastatic	SEER	Surveillance, epidemiology, and end results
CPS	Combined positive score	MIUC	Muscle-invasive urothelial carcinoma	SG&A	Selling, general and administrative expenses
CRC	Colorectal cancer	MOA	Mechanism of Action	TIGIT	T cell immunoreceptor with Ig and ITIM domains
CRPC	Castration resistant prostate cancer	MPM	Malignant pleural mesothelioma	TKI	Tyrosine kinase inhibitor
ctDNA	Circulating tumor DNA	mRNA	Messenger ribonucleic acid	TME	Tumor microenvironment
CTLA4	Cytotoxic T-lymphocyte-associated protein 4	NCT	National clinical trial	TNBC	Triple-negative breast cancer
CTx	Chemotherapy	NEN	Neuroendocrine neoplasm	TRAE	Treatment-related adverse event
DCR	Disease control rate	NME	New molecular entity	TROP2	Trophoblast cell-surface antigen 2
EC	Endometrial cancer	NSCLC	Non-small cell lung cancer	UTI	Urinary tract infection
EGFR	Epidermal growth factor receptor	NY-ESO-1	New York esophageal squamous cell carcinoma-1	VEGF-A	Vascular endothelial growth factor A
ELCC	European Lung Cancer Congress	ORR	Objective response rate	VHH	Heavy chain variable
EpCAM	Epithelial cell adhesion molecule	OS	Overall survival	WBC	White blood cell
ESMO	European Society for Medical Oncology	OX40	CD134	WCLC	World Conference of Lung Cancer
Fab	Fragment antigen binding	P&L	Profit and loss statement	WT	Wild type
FDA	U.S. Food and Drug Administration	PD	Progressive disease		

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